Christopher D. Menconi

Direct Phone:  +1.202.373.6173

chris.menconi@bingham.com

July 11, 2013

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: John Grzeskiewicz

Re:         KraneShares Trust (File Nos. 333-180870 and 811-22698) (the “Registrant”); Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 1”)

Dear Mr. Grzeskiewicz:

This letter responds to comments on Amendment No. 1, which the staff of the Securities and Exchange Commission (the “Staff”) provided in a telephonic discussion with Abby Bertumen on Friday, May 24, 2013. Amendment No. 1 was filed with the Securities and Exchange Commission on April 9, 2013 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding four new series: the CSI China Consumer Staples ETF, the CSI China Consumer Discretionary ETF, the CSI China Urbanization ETF and the CSI China Five Year Plan ETF (each a “Fund” and, collectively, the “Funds”).

Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 1. Unless otherwise noted, the comments to the Prospectus listed below apply to all of the Funds.

Prospectus:

1.    Comment.  Please confirm that the Funds comply with the provisions of the Trust’s existing exemptive order and do not require an amendment to the existing exemptive order or an application for a new exemptive order.

Response.  We confirm that the Funds comply with the provisions of the Trust’s existing exemptive order and do not require an amendment to the existing exemptive order or an application for a new exemptive order.

2.    Comment.  Please consider revising each Fund’s investment objective to combine the investment objective into a single sentence.

Response.  We have moved the second sentence of the investment objective to the “Principal Investment Strategies.”

Mr. John Grzeskiewicz

July 11, 2013

3.	Comment. In the “Principal Risks” section, under “Capital Controls Risks,” please consider replacing “foreign government” with “Chinese and/or Hong Kong governments.”

Response. The requested change has been made.

4.	Comment. Please indicate in your response letter how extensive the market is for depositary receipts of China-based companies. Depending on your response, please consider whether “Depositary Receipt Risk” is a principal risk of the Funds.

Response. As of June 8, 2013, there are over a hundred American Depositary Receipts representing China-based companies that trade on the NYSE and the NASDAQ, with an aggregate market capitalization of $680 billion. Each Fund may invest in depositary receipts of China-based companies as part of its principal investment strategies, therefore, no changes have been made to this principal risk for each Fund.

5.	Comment. In the “Principal Risks” section, under “Reliance on Trading Partners Risk,” please provide an example of “key partners.”

Response. “Reliance on Trading Partners Risk” has been revised as follows: “The Fund invests in an economy that is heavily dependent upon trading with key partners, such as the United States, Japan and countries in the European Union.”

6.	Comment. In the “Principal Risks” section, the Staff noted that “Tracking Error Risk” discusses a Fund’s investments in futures or other derivatives positions. If a Fund invests in derivatives, please revise the “Principal Investment Strategies” and “Principal Risks” section to include expanded disclosure regarding these investments, consistent with the July 30, 2010 letter from Barry Miller to the Investment Company Institute. Please also indicate that derivatives investments will be limited to a Fund’s 20% basket.

Response. While the Funds have no current intention to do so, each Fund may invest up to 20% of its total assets in investments, including derivatives, that the Adviser and Sub-Adviser believe will enable the Fund to achieve its investment objective. The following has been added under “Additional Investment Strategies” for each Fund: “The Fund may invest up to 20% of its total assets in cash, cash equivalents, such as money market instruments, or other types of investments that are not included in the Underlying Index, including in certain derivatives, to the extent the Adviser and Sub-Adviser believe that such investments will enable the Fund to achieve its investment objective.” Because each Fund does not intend to invest in derivatives as a principal investment strategy, the language regarding the use of derivatives in “Tracking Error Risk” under the “Principal Risks” section has been deleted.

Mr. John Grzeskiewicz

July 11, 2013

7.	Comment. In the section “Additional Investment Objective, Principal Investment Strategies, Underlying Index, and Principal Risk Information,” under “Additional Information Regarding the Underlying Index,” please specify who screens eligible securities according to liquidity and listing requirements.

Response. CSI, the Index Provider of each Underlying Index, screens eligible securities according to liquidity and listing requirements. The sentence in the above referenced section of the Prospectus has been revised as follows: “CSI screens eligible securities ~~are screened~~ according to liquidity and listing requirements.”

8.	Comment. In the section “Management,” under “Investment Adviser,” please amplify the discussion regarding the services the Adviser provides to the Funds. Please refer to a similar SEC staff comment and response that was provided to the Funds’ registration statement filed under a separate registrant on August 17, 2011.

Response. The following has been added as the second sentence to the second paragraph under the “Investment Adviser” section: “The Adviser is also responsible for arranging transfer agency, custody, fund administration and accounting, and other non-distribution related services necessary for the Funds to operate. The Adviser administers the Fund’s business affairs, provides office facilities and equipment and certain clerical, bookkeeping and administrative services, and permits its officers and employees to serve as officers or Trustees of the KraneShares Trust (the ‘Trust’).”

9.	Comment. With respect to the CSI China Consumer Discretionary ETF and the CSI China Consumer Staples ETF, please describe in the Prospectus how the Funds’ investments differ; specifically, please describe what is meant by consumer discretionary as distinguished from consumer staples.

Response. In the CSI China Consumer Staples ETF Prospectus, the following has been added as the second to last sentence of the first paragraph under “Principal Investment Strategies:” “The consumer staples sector is defined as companies that produce products essential to daily living, such as food, beverage, tobacco, and household and personal products.” In the CSI China Consumer Discretionary ETF, the following has been added as the second to last sentence of the first paragraph under “Principal Investment Strategies:” “The consumer discretionary sector is defined as companies that produce products that are not essential to daily living, such as automobiles, consumer durables and apparel, consumer services and media.”

Mr. John Grzeskiewicz

July 11, 2013

10.	Comment. With respect to the CSI China Five Year Plan ETF, please describe in the “Principal Investment Strategies” how many eligible securities are in the Underlying Index universe and the sectors in which component companies may be included.

Response. The following language has been added as the penultimate sentence in the first paragraph of the “Principal Investment Strategies:” “There are over 900 securities in the Underlying Index universe that are eligible for inclusion in the Underlying Index. Underlying Index components include securities of companies in various sectors including, but not limited to healthcare, IT/Internet, autos, industrial, machinery, materials, agriculture thematic, low carbon thematic (including alternative energy), high-end equipment manufacturing, transportation, consumption and technology, media and telecommunications industries.”

Statement of Additional Information

11.	Comment. The Staff noted that in the section “Creation and Redemption of Creation Units,” under “Purchase Orders,” that an Authorized Participant must submit to the Distributor an irrevocable order to purchase a Creation Unit of a Fund “generally no later than 4:00 p.m., Eastern Time.” Please explain in your response letter and consider disclosing in the SAI circumstances in which a Fund will not utilize the 4:00 p.m. deadline.

Response. The Fund may require orders for Creation Units to be placed earlier than 4:00 p.m. on days when the Exchange closes earlier than normal. The following sentence is included as the second sentence under “Purchase Orders:” “On days when the Exchange closes earlier than normal, the Fund may require orders for Creation Units to be placed earlier in the day.”

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I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC Staff’s comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) the Registrant may not assert the SEC’s or the SEC Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6173 or Abby Bertumen 202.373.6095.

Sincerely yours, /s/ Christopher D. Menconi

cc:	Mr. Jonathan Krane
Ms. Jennifer Krane
Abigail Bertumen, Esq.